SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934*
COUGAR BIOTECHNOLOGY, INC.
(Name of Issuer)
 Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
 222083107
(CUSIP Number)
 Clifford Birge, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933
Telephone: (732) 524-6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copy to:
Robert I. Townsend, III, Esq.
Damien R. Zoubek, Esq.
Cravath, Swaine & Moore
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
(212) 474-1000
May 21, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
§§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.222083107

(1)	NAMES OF REPORTING PERSONS Johnson & Johnson I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I.R.S. I.D. # 22-1024240
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ( ) (b) ( )
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS WC
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ( )
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER None
	(8)	SHARED VOTING POWER 3,832,098
	(9)	SOLE DISPOSITIVE POWER None
	(10)	SHARED DISPOSITIVE POWER None
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,832,098
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( ) (See Instructions)
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.4%
(14)	TYPE OF REPORTING PERSON CO

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Johnson & Johnson that it is the beneficial owner of any of the common stock of Cougar Biotechnology, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, par value $0.0001 per share (the “Issuer Common Stock”), of Cougar Biotechnology, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 10990 Wilshire Blvd., Suite 1200, Los Angeles, CA, 90024.

ITEM 2.	IDENTITY AND BACKGROUND

(a) The name of the person filing this statement is Johnson & Johnson, a New Jersey corporation (“Johnson & Johnson”).

(b) The address of the principal office and principal business of Johnson & Johnson is One Johnson & Johnson Plaza, New Brunswick, NJ 08933.

(c) Johnson & Johnson is a holding company of over 250 operating subsidiaries engaged in the manufacture and sale of a broad range of products in the healthcare field in many countries of the world.  Set forth in Schedule A hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship, of each of Johnson & Johnson’s directors and executive officers, as of the date hereof.  Other than such directors and executive officers, there are no persons controlling Johnson & Johnson.

(d) During the past five years, neither Johnson & Johnson nor, to Johnson & Johnson’s knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Johnson & Johnson nor, to Johnson & Johnson’s knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the Tender and Support Agreements, dated as of May 21, 2009 (the “Tender and Support Agreements”), among Johnson & Johnson and each of Horizon Biomedical Ventures LLC, Arie S. Belldegrun and Alan H. Auerbach (collectively, the “Stockholders”), Johnson & Johnson may be deemed to be the beneficial owner of 3,832,098 shares of Issuer Common Stock (collectively, the “Subject Shares”).  Johnson & Johnson and the Stockholders entered into the Tender and Support Agreements to induce Johnson & Johnson to enter into the Agreement and Plan of Merger, dated as of May 21, 2009 (the “Merger Agreement”), among Johnson & Johnson, Kite Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson (“Merger Sub”), and the Issuer.  Pursuant to the Merger Agreement, (i) Merger Sub will make a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Issuer Common Stock at a price of $43.00 per share in cash, without interest and less any required withholding taxes, and (ii) after acceptance of the tendered shares of Issuer Common Stock for payment by Merger Sub and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation in the Merger (the “Surviving Corporation”) as a wholly owned subsidiary of Johnson & Johnson.  In the Merger, each share of Issuer Common Stock will be converted into the right to receive $43.00 in cash, without interest and less any required withholding taxes.  The descriptions of the Merger Agreement and the Tender and Support Agreements contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1, 2, 3 and 4.

ITEM 4.	PURPOSE OF TRANSACTION

(a)-(b) The Tender and Support Agreements were entered into as a condition to the willingness of Johnson & Johnson to enter into the Merger Agreement and to increase the likelihood that the Minimum Condition (as defined in the Merger Agreement) to the Offer will be satisfied.  See the response to Item 3 for a more complete description of the Offer.  The terms of the Tender and Support Agreements apply to the Subject Shares of the Stockholders as set forth in Schedule A to their respective Tender and Support Agreements, which are attached hereto as Exhibit 2, 3 and 4.

(c) Not applicable.

(d) Upon consummation of the Merger, the directors of the Surviving Corporation shall be the existing directors of Merger Sub, until their resignation or removal or until their successors are duly elected and qualified.  The sole existing director of Merger Sub is Clifford Birge.  The officers of the Surviving Corporation shall be the existing officers of Merger Sub, until their resignation or removal or until their respective successors are duly elected and qualified.

(e) Other than as a result of the Merger described in Item 3 above, not applicable.

(f) Not applicable.

(g) Upon consummation of the Merger, the Certificate of Incorporation and the By-laws of the Surviving Corporation shall be amended and restated in their entirety to read as the Certificate of Incorporation and the By-laws of Merger Sub, as in effect immediately prior to the Merger.

(h) - (i) Upon consummation of the Merger, the Issuer Common Stock will be delisted from the Nasdaq Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, Johnson & Johnson currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Johnson & Johnson reserves the right to develop such plans).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As a result of the Tender and Support Agreements, Johnson & Johnson may be deemed to be the beneficial owner of the Subject Shares.  The Subject Shares constitute approximately 18.4% of the issued and outstanding shares of Issuer Common Stock, based on the Issuer’s representation in the Merger Agreement that there were 20,791,368 shares of Issuer Common Stock issued and outstanding at the close of business on May 18, 2009.

Pursuant to the Tender and Support Agreements, each of the Stockholders has agreed, among other things, (i) to tender all of the Subject Shares pursuant to the Offer, (ii) to vote such Subject Shares in favor of adoption of the Merger Agreement and against (A) any action that would reasonably be expected to frustrate the purposes of, impede, hinder, interfere with, nullify, prevent, delay or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Offer, (B) any other agreement or arrangement related to any Competing Proposal (as such term is defined in the Merger Agreement) and (C) any merger, acquisition, sale, consolidation, reorganization, recapitalization, extraordinary dividend, dissolution, liquidation or winding up of or by the Issuer, or any other extraordinary transaction involving the Issuer (other than the Merger), (iii) to certain restrictions on the transfer of the Subject Shares and on their ability to enter into any other arrangements inconsistent with the Tender and Support Agreements, and (iv) not to exercise any appraisal rights in respect of the Subject Shares which may arise in connection with the Merger.  Further, by their execution of their respective Tender and Support Agreements, each of the Stockholders has irrevocably appointed Johnson & Johnson as his or her proxy and attorney-in-fact (the “Attorney”).  The names of the Stockholders and the number of Subject Shares beneficially owned by the Stockholders are set forth in Schedule A to their respective Tender and Support Agreements, which are attached as Exhibit 2, 3 and 4 hereto.

In exercising its right to vote the Subject Shares as proxy and attorney-in-fact of the Stockholders, the Attorney’s rights are limited to voting the Subject Shares, or granting a consent or approval with respect to the Subject Shares, (i) in favor of adoption of the Merger Agreement and (ii) against (A) any action that would reasonably be expected to frustrate the purposes of, impede, hinder, interfere with, nullify, prevent, delay or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Offer, (B) any other agreement or arrangement related to any Competing Proposal (as such term is defined in the Merger Agreement) and (C) any merger, acquisition, sale, consolidation, reorganization, recapitalization, extraordinary dividend, dissolution, liquidation or winding up of or by the Issuer, or any other extraordinary transaction involving the Issuer (other than the Merger).

Each Tender and Support Agreement terminates upon the earlier to occur of (i) the effective time of the Merger, (ii) the termination of the Offer or the expiration of the Offer having occurred, in each case without acceptance for payment of Issuer Common Stock pursuant to the Offer, and (iii) the termination of the Merger Agreement in accordance with its terms.

(c) Neither Johnson & Johnson nor, to the knowledge of Johnson & Johnson, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of Johnson & Johnson, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name
1
Agreement and Plan of Merger dated as of May 21, 2009, among Johnson & Johnson, a New Jersey corporation, Kite Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson, and Cougar Biotechnology, Inc., a Delaware corporation.

2	Tender and Support Agreement dated as of May 21, 2009, among Johnson & Johnson, a New Jersey corporation, Kite Merger Sub, Inc., a Delaware corporation and Horizon Biomedical Ventures LLC.
3	Tender and Support Agreement dated as of May 21, 2009, among Johnson & Johnson, a New Jersey corporation, Kite Merger Sub, Inc., a Delaware corporation and Arie S. Belldegrun.
4	Tender and Support Agreement dated as of May 21, 2009, among Johnson & Johnson, a New Jersey corporation, Kite Merger Sub, Inc., a Delaware corporation and Alan H. Auerbach.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHNSON & JOHNSON,

by     /s/ Douglas Chia
Name:      Douglas Chia
Title:        Assistant Secretary
Dated:    May 29, 2009

EXHIBIT INDEX

Exhibit Number	Exhibit Name
1
Agreement and Plan of Merger dated as of May 21, 2009, among Johnson & Johnson, a New Jersey corporation, Kite Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Johnson & Johnson, and Cougar Biotechnology, Inc., a Delaware corporation.

2	Tender and Support Agreement dated as of May 21, 2009, among Johnson & Johnson, a New Jersey corporation, Kite Merger Sub, Inc., a Delaware corporation and Horizon Biomedical Ventures LLC.
3	Tender and Support Agreement dated as of May 21, 2009, among Johnson & Johnson, a New Jersey corporation, Kite Merger Sub, Inc., a Delaware corporation and Arie S. Belldegrun.
4	Tender and Support Agreement dated as of May 21, 2009, among Johnson & Johnson, a New Jersey corporation, Kite Merger Sub, Inc., a Delaware corporation and Alan H. Auerbach.

 SCHEDULE A

The following is a list of the directors and executive officers of Johnson & Johnson, setting forth the present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted for each such person.  Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

Board of Directors of Johnson & Johnson

Name	Position	Present Principal Occupation	Business Address
Mary Sue Coleman, Ph.D.	Director	President, University of Michigan	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933
James G. Cullen	Director	Retired President and Chief Operating Officer, Bell Atlantic Corporation	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933
Michael M.E. Johns, M.D.	Director	Chancellor, Emory University	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933
Arnold G. Langbo	Director	Retired Chairman and Chief Executive Officer, Kellogg Company	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933
Susan L. Lindquist, Ph.D.	Director	Member, Whitehead Institute for Biomedical Research; Professor of Biology, Massachusetts Institute of Technology	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933
Leo F. Mullin	Director	Retired Chairman and Chief Executive Officer, Delta Air Lines, Inc.	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933
William D. Perez	Director	Retired President and Chief Executive Officer, Wm. Wrigley Jr. Company	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933
Charles Prince	Director	Chairman, Sconset Group; Vice Chairman and Chairman, Board of Advisers, Stonebridge International LLC	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933

Name	Position	Present Principal Occupation	Business Address
David Satcher, M.D., Ph.D.	Director	Director, Center of Excellence on Health Disparities; Director, Satcher Health Leadership Institute and Poussaint-Satcher-Cosby Chair in Mental Health, Morehouse School of Medicine	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933
William C. Weldon	Chairman, Board of Directors	Chief Executive Officer; Chairman, Executive Committee	Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933

SCHEDULE A

Executive Officers of Johnson & Johnson

Name	Position
Donald M. Casey, Jr.	Member, Executive Committee; Worldwide Chairman, Comprehensive Care Group
Dominic J. Caruso	Member, Executive Committee; Vice President, Finance; Chief Financial Officer
Russell C. Deyo	Member, Executive Committee; Vice President, General Counsel
Kaye I. Foster-Cheek	Member, Executive Committee; Vice President, Human Resources
Colleen A. Goggins	Member, Executive Committee; Worldwide Chairman, Consumer Group
Sherilyn McCoy	Member, Executive Committee; Worldwide Chairman, Pharmaceuticals Group
Alex Gorsky	Member, Executive Committee; Worldwide Chairman, Surgical Care Group